Filed pursuant to Rule 425
Filing Person: Veritex Holdings, Inc.
Subject Company: IBT Bancorp, Inc.
File Number: 132-02792

Dear Shareholder:

We are pleased to announce that our company, IBT Bancorp, Inc. has entered into a definitive merger agreement with Veritex Holdings, Inc., the parent company of Veritex Community Bank.  The merger agreement provides for the acquisition of IBT Bancorp by Veritex Holdings and the merger of our bank, Independent Bank of Texas, into Veritex Community Bank.

Veritex Holdings is a bank holding company that conducts banking operations through Veritex Community Bank, with locations throughout the Dallas metropolitan area. This transaction makes the fourth acquisition for Veritex since 2010 and its first since its initial public offering in October 2014. The Veritex common stock is traded on the NASDAQ stock market under the symbol “VBTX”.

Under the terms of the merger agreement, Veritex will issue a total of 1,185,185 shares of its common stock and pay a total of $4 million in cash in exchange for all of the issued and outstanding shares of IBT capital stock, subject to certain conditions and potential adjustments. The transaction is valued at $20.0 million, or $11.17 per fully diluted share of IBT stock.

Completion of the transaction is subject to certain closing conditions, including customary regulatory approvals and the approval of our shareholders.  We anticipate holding a special meeting of shareholders in late spring or early summer at which the merger will be presented for your consideration and approval. We will provide a more detailed description of the transaction in the materials sent to you in connection with the shareholder meeting.

Your board of directors has approved the transaction and believes that the transaction is in the best interests of our shareholders, our customers and our communities.  We look forward to discussing the transaction with you.

Sincerely,

Brad Durham	Larry Jobe
President/CEO	Chairman of the Board

In connection with the proposed merger, Veritex Holdings, Inc. will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Veritex common stock to be issued to the shareholders of IBT Bancorp, Inc. as consideration in the merger. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of IBT Bancorp, Inc. seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT VERITEX, IBT BANCORP, INC. AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, when filed, as well as other documents filed with the Securities and Exchange Commission by Veritex through the web site maintained by the Securities and Exchange Commission at www.sec.gov. Documents filed with the Securities and Exchange Commission by Veritex will also be available free of charge by directing a request by phone, email or mail to Veritex Holdings, Inc., 8214 Westchester Drive, Suite 400, Dallas, Texas 75225 Attn: Investor Relations. Veritex’s telephone number is (972) 349-6200.